82-1819

RECEIVED

2004 NOV 30 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046336

Ridgeway Petroleum Corp.

SUPPL

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

PROCESSED

DEC 01 2004

THOMSON FINANCIAL

CONSOLIDATED BALANCE SHEET

	September 30 2004	December 31 2003 (restated-Note 2)
Assets		
Current assets		
Cash	$ 13,221	$ 1,550,968
Accounts receivable	35,299	7,617
Prepaid expenses and deposits	134,395	304,686
Inventory	191,825	-
	374,740	1,863,271
Office furniture and equipment and automotive, at cost	172,586	172,586
Less: Accumulated depreciation (*Note 2)*	(118,640)	(107,702)
	53,946	64,884
Resource properties, net *(Note 3)*	40,348,722	38,389,475
	$ 40,777,408	$ 40,317,630
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 289,849	134,591
Subscription proceeds received	171,500	-
	461,349	134,591
Asset retirement obligation *(Notes 2 and 4)*	114,640	218,461
Future income tax liability *(Note 6)*	8,396,456	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	63,589,166	62,302,446
Contributed surplus *(Note 5)*	2,627,768	2,317,768
Deficit	(34,243,566)	(32,883,687)
Common shares acquired, at cost *(Note 5)*	(168,405)	(168,405)
	31,804,963	31,568,122
	$ 40,777,408	$ 40,317,630

Ability to continue operations (Note 1)

Approved by the Board "K. B. Sparks" **Director** "W. B. Ruck" **Director**

K. B. Sparks W. B. Ruck

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Nine months ended September 30 2004	Nine months ended September 30 2003 (restated-Note 2)
Revenues		
Production of crude carbon dioxide, net of royalties	$ -	$ 87,662
Interest and other income	101,907	5,751
	101,907	93,413
Expenses		
Accretion of asset retirement obligation (*Notes 2 and 4*)	9,814	13,529
Depreciation and depletion	10,938	83,135
Foreign currency translation (gain)	(41,073)	69,152
Insurance	31,116	27,802
Land management services	28,186	15,686
Legal	96,484	127,445
Office and equipment	140,355	145,973
Other	8,598	8,755
Other professional	474,954	225,818
Promotion	54,759	41,944
Stock-based compensation *(Note 5)*	310,000	1,282,226
Transfer agent and stock exchange fees	42,771	48,054
Travel	17,233	56,764
Wages and salaries	277,651	299,190
	1,461,786	2,445,473
Loss for the period	(1,359,879)	(2,352,060)
Deficit, beginning of period	(32,883,687)	(30,141,492)
Deficit, end of period	$(34,243,566)	$(32,493,552)
Loss per share-Basic and diluted	$ (0.04)	$ (0.06)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended September 30 2004	2003 (restated-Note 2)
Revenues		
Production of crude carbon dioxide, net of royalties	$ -	$ 173
Interest and other income	599	1,744
	599	1,917
Expenses		
Accretion of asset retirement obligation (*Notes 2 and 4)*	2,416	4,509
Depreciation and depletion	3,646	5,077
Foreign currency translation	6,193	35,023
Insurance	10,747	9,560
Land management services	7,950	2,404
Legal	28,587	24,562
Office and equipment	42,384	35,704
Other	4,737	5,435
Other professional	150,321	75,418
Promotion	15,789	12,368
Stock-based compensation *(Note 5)*	-	1,282,226
Transfer agent and stock exchange fees	11,454	11,256
Travel	5,306	23,007
Wages and salaries	102,850	86,374
	392,380	1,612,923
Loss for the period	(391,781)	(1,611,006)
Deficit, beginning of period	(33,851,785)	(30,882,546)
Deficit, end of period	$(34,243,566)	$(32,493,552)
Loss per share-Basic and diluted	$ (0.01)	$ (0.04)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30 2004	Nine months ended September 30 2003 (restated-Note2)
Cash (used in) provided by operating activities		
Net loss for the period	**$ (1,359,879)**	$ (2,352,060)
Items not affecting cash		
Accretion of asset retirement obligation	**9,814**	13,529
Stock-based compensation	**310,000**	1,282,226
Depreciation and depletion	**10,938**	83,135
	(1,029,127)	(973,170)
Changes in non-cash working capital	**34,782**	(5,037)
Cash (used in) provided by operating activities	**(994,345)**	(978,207)
Cash provided by (used in) investing activities		
Property expenditures	**(1,959,247)**	(712,602)
Changes in non-cash working capital	**242,760**	-
Asset retirement obligation settlement	**(113,635)**	-
Cash provided by (used in) investing activities	**(1,830,122)**	(712,602)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**1,286,720**	1,942,997
Cash provided by (used in) financing activities	**1,286,720**	1,942,997
Increase (decrease) in cash	**(1,537,747)**	252,188
Cash, beginning of period	**1,550,968**	309,820
Cash, end of period	**$ 13,221**	$ 562,008

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended September 30 2004	2003 (restated-Note2)
Cash (used in) provided by operating activities		
Net loss for the period	**$ (391,781)**	$ (1,611,006)
Items not affecting cash		
Stock-based compensation	-	1,282,226
Accretion of asset retirement obligation	**2,416**	4,509
Depreciation and depletion	**3,646**	5,077
	(385,719)	(319,194)
Changes in non-cash working capital	**(514,882)**	(42,724)
Cash (used in) provided by operating activities	**(900,601)**	(361,918)
Cash provided by (used in) investing activities		
Property expenditures	**(281,669)**	(95,967)
Changes in non-cash working capital	**(116,462)**	-
Cash provided by (used in) investing activities	**(398,131)**	(95,967)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**841,670**	907,497
Cash provided by (used in) financing activities	**841,670**	907,497
Increase (decrease) in cash	**(457,062)**	449,612
Cash, beginning of period	**470,283**	112,396
Cash, end of period	**$ 13,221**	$ 562,008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

1 *Ability to continue operations*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $40,510,000 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the period ended September 30, 2004 was $1,359,879 and the cash used in operating activities was $994,345. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption, which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by quarter end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs are being depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment. Any impairment loss is the difference between the carrying value of the properties and its net recoverable amount (undiscounted).

Asset retirement obligation
Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs is included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $9,814 for the period ended September 30, 2004 (2003--$13,529). The effect of this change on the December 31, 2003 Consolidated Balance Sheet was an increase in Resource Properties, net of $130,261 and an increase in the Deficit of $88,200.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the period, which was used for purposes of the computation of per share data, was 39,666,400 (2003-37,924,600).

3 Resource properties

	September 30 2004	September 30 2003
Balance, beginning of period	**$38,389,475**	$37,722,843
Add: Expenditures	**1,959,247**	712,602
Deduct: Depletion for the period	-	(68,296)
Balance, end of period	**$40,348,722**	$38,367,149

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprises primarily drilling costs and include approximately $5,460,000 of lease acquisition and rental costs (2003 - 4,747,000). Also included in resource property costs are asset retirement costs of $130,261 (2003--$130,261).

4 Asset retirement obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	September 30 2004	September 30 2003
Balance, beginning of period	**$ 218,461**	$ 200,423
Add: Accretion expense	**9,814**	13,529
Deduct: Liabilities settled	**(113,635)**	-
Balance, end of period	**$ 114,640**	$ 213,952

The total undiscounted amount of estimated cash flows required to settle the obligations is $391,173 (2003--$504,808), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are not expected to be paid for many years in the future and will be funded from general Company resources at the time of retirement.

5 Equity instruments

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	September 30, 2004		September 30, 2003	
	Number	Amount	Number	Amount
Common shares				
Balance, beginning of period	**39,444,901**	**$ 62,255,279**	37,546,569	$ 58,920,823
Issued				
Warrants--cash	**65,000**	**152,750**	30,000	63,000
--assigned value		**3,250**		1,500
Incentive stock options	**166,000**	**292,300**	450,000	562,500
Private Placement	**480,954**	**817,622**	608,332	1,287,080
Balance, end of period	**40,156,855**	**63,521,201**	38,634,901	60,834,903

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

Warrants				
Balance, beginning of period	**943,332**	**47,167**	55,000	2,750
Exercised	**(65,000)**	**(3,250)**	(30,000)	(1,500)
Expired	**-**	**-**	(25,000)	(1,250)
Private Placement	**480,954**	**24,048**	608,332	30,417
Balance, end of period	**1,359,286**	**67,965**	608,332	30,417
Total equity instruments		**$ 63,589,166**		$ 60,865,320

At September 30, 2004, common share purchase warrants to purchase 1,359,286 common shares at exercise prices ranging from $2.00 to $2.45 were outstanding. 280,000 of these warrants expire in 2004 and the balance expire in 2005. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at September 30, 2004:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	3,800,000	$2.31
Granted	250,000	3.30
Exercised	(166,000)	1.76
Expired	(365,000)	2.81
Balance, end of period	3,519,000	$2.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

Exercise Price ($)	Outstanding Stock Options Number of Options	Weighted Average Remaining Contractual Life (Months)
1.80	1,149,000	1
2.45	1,745,000	22
2.90	100,000	4
2.95	200,000	8
3.00	75,000	9
3.30	250,000	16
	3,519,000	13.4

The following table summarizes the information about currently exercisable stock options to purchase common shares at September 30, 2003:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	3,615,000	$2.33
Granted	1,745,000	2.45
Exercised	(450,000)	1.25
Expired	(1,090,000)	3.05
Balance, end of period	3,820,000	$2.30

As described in Note 1, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method effective January 1, 2004. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional 1,282,226 and to increase the deficit by the same amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the period ended March 31, 2004 was $1.24 per option.

6 Income taxes

At December 31, 2003, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $16.4 million (of which approximately $7.2 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $7.4. million expire over various years up to 2011; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

7 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the period ended September 30, 2004, the Company had a net loss of $1,359,879. Approximately $436,523 of this net loss pertains to the U.S. operations.

	September 30, 2004		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(61,721)	(56,919)	(118,640)
Resource properties	-	40,510,283	40,510,283
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	28,529	346,211	374,740
Total assets	$ 38,833	$ 40,738,575	$ 40,777,408
Capital expenditures	$ -	$ 1,959,247	$ 1,959,247

For the year ended December 31, 2003, the Company had a net loss of $2,742,195. Approximately $589,540 of this net loss and all of the production revenues pertain to the U.S. operations.

	December 31, 2003		
	Canada	**U.S.A.**	**Total**
	$	$	$
Office furniture and equipment and automotive	72,025	100,561	172,586
Less: Accumulated depreciation	(59,906)	(47,796)	(107,702)
Resource properties	-	38,551,036	38,551,036
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	1,301,147	562,124	1,863,271
Total assets	$ 1,313,266	$ 39,004,364	$ 40,317,630
Capital expenditures	$ 599	$ 734,928	$ 735,527

8 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 *Comparative amounts*

Certain amounts relating to 2003 have been restated to conform with the presentation adopted in 2004.

Auditor review of interim financial statements

These Interim Consolidated Financial Statements have NOT been reviewed by an auditor.

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, W. B. Ruck of Ridgeway Petroleum Corp., in my position of President, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: November 18, 2004

Signature: "Walter B. Ruck"

Title: President

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2004

November, 2004

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $40,510,000 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 242,000 acres.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405 during the following twelve-month period. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the nine months ended September 30, 2004 and 2003 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of financings for gross proceeds of approximately $33.2 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of eighteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset. It is not necessary to incur significant additional expenditures to further establish the value of this asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase Ridgeway's helium once in production.

In late 2002, the Company signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's CO_2 holdings. This Memorandum of Understanding lapsed in November 2004. The Company and CIG are continuing to discuss possible arrangements and alternatives for the benefit of both parties.

A remaining strategic goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of discussing their current and long-term needs. While the low oil price environment experienced in 1998 hampered these discussions, recent meetings have been encouraging reflecting the positive outlook for oil prices.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in California.

In late April 2004, the Company announced that the drilling related to its development /appraisal project was scheduled to commence. The development/appraisal project is to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field. This development/appraisal project will also test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway to establish drilling and completion practices for the future development of the Project.

In May 2004, the Company announced the completion of drilling of the 11-18 helium/CO_2 well in Apache County, Arizona. The well reached its target depth of 2,535 feet on May 12 with ample indications of producing intervals sufficient for running casing.

This was the first of three planned wells. The drilling of subsequent wells will depend, in large part, on the evaluation and assessment of the final test results of the 11-18 well as well as Company's ability to raise additional capital.

In June 30 2004, the Company announced the initial test results of the lowermost zone in the 11-18 helium/CO_2 well.

A gas compositional analysis of two samples acquired to date reported the deepest known productive zone in the field, the Granite Wash, has a helium content of approximately 0.575 percent. These results are significantly higher than the helium composition in either of the previous two wells tested in this zone. The 10-22 well, located some eight miles to the south, tested a helium content ranging from 0.1 to 0.15 percent while the 9-21 well, located approximately 14 miles to the southeast, tested 0.138% in the same zone.

Subsequently, the Company tested one of the newly discovered and recently announced two zones above the Granite Wash, now called the Middle and Upper Granite Wash, respectively. A gas composition analysis of two samples reported that the newly discovered zone, the Middle Granite Wash, had a helium content of approximately 0.51 percent.

The upper two zones, the Amos Wash and the Fort Apache, have shown a helium content averaging 0.6 percent in earlier testing.

In a preliminary Granite Wash reservoir geological evaluation by George L. Scott III, a consulting geologist based in Roswell, New Mexico, it is estimated that the additional helium in place could exceed 50 billion cubic feet. This is as a result of the well's confirmation of better reservoir quality moving northwest in the field, with higher porosity and net thickness than suggested by earlier mapped trends, which incorrectly projected a thinning of net reservoir porosity. The 11-18 well data suggests that additional Granite Wash formation Helium/CO_2 gas accumulations are stratigraphically feasible over an additional 10,000 acres within the northwestern half of the Company's St. Johns field.

An independent engineering report, prepared by William M. Cobb and Associates, Inc. in 1999, contained an estimate of 64 billion cubic feet of helium in place for the Amos Wash and the Fort Apache only. The Company notes however that these gas volume estimates are not for proven reserves and it is uncertain what portion of the gas in place can be economically recovered.

Technical difficulties and a shortage of readily available oilfield equipment have hampered the further testing of this well, particularly in the lowermost zone. An emulsion block in the formation in the lowermost zone has resulted in very limited testing. While the problems are not insurmountable, it was determined that it would take a great deal of time and effort to resolve the issues. Notwithstanding the problems, the initial results were positive and the confirmation of flow potential would need to be resolved at a later time. As a result, the upper zone has been opened for testing and is currently awaiting fracture stimulation. The timing of this testing will depend, in part, on the availability of field equipment.

Previously, the Company had anticipated that Reliant Processing would achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months from their liquids plant. However, as the plant has been shut down since July 2003 while Reliant determined how to modify their processing facilities to deal with a non-CO_2 element, it is now uncertain as to when volumes of this magnitude will be achieved. The Company believes that the plant will begin operations again in the near future but there can be no assurance until Reliant resolves these issues.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) in September 2003 to render financial, valuation and other investment firm services to the Company, as it explores strategic alternatives toward reaching it's stated objective of enhancing shareholder value. Since that time, the Company has been working very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates have been identified and a number of meetings have been held in this regard. This ongoing process is extremely time consuming recognizing both the complexity and size of our Project.

Liquidity and Capital Resources

At September 30, 2004, excluding the liability related to subscription proceeds of $171,500 received in connection with a private placement, the Company had working capital of $84,891.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's main financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $11.3 million. If the Company is unable to raise sufficient funds, there is a risk of a number of leases expiring with a corresponding reduction in the value of the asset.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $4.7 million in 2003 and to September 30, 2004 through a combination of the exercise of a number of employee stock options and common share purchase warrants, private placements and the Short Form Offering which closed in October 2003. At September 30, 2004, the Company had received subscription proceeds of $171,500 in connection with a private placement of 1,019,000 shares at $0.75 per share with one-year warrants to purchase an additional 1,019,000 shares at $1.00 per share. The placement closed at the beginning of November 2004 with proceeds of approximately $764,250.

Changes in Accounting Policies including Initial Adoption

The Company retroactively adopted two new accounting standards on the date of required adoption, January 1, 2004.

The Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations.

Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $9,814 for the nine months ended September 30, 2004 (2003--$13,529). The effect of this change on the December 31, 2003 Consolidated Balance Sheet is an increase in Resource Properties, net of $130,261 and an increase in the Deficit of $88,200.

The Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option-pricing model. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional 1,282,226 and to increase the deficit by the same amount. The effect of the new standard on the results of operations for the nine months ended September 30, 2004 was to increase the loss and contributed surplus by a further $310,000.

The fair value of each option granted in 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the period ended March 31, 2004 was $1.24 per option.

Results of Operations
Nine Months Ended September 30, 2004 and 2003

The Company incurred a net loss of $1,359,879 for the nine months ended September 30, 2004 compared to a net loss of $2,352,060 during the same period in 2003.

Excluding the stock-based compensation expense of $310,000 in the current period and $1,282,226 in the prior period, the respective losses are comparable. The stock-based compensation expense reflects the grant of stock options in each period. See "Changes in Accounting Policies including Initial Adoption" described above.

While the loss for each period is essentially the same, there are a number of other factors which essentially are offsetting.

On the positive side, there are reductions in the expenses of legal, travel and wages and salaries as well as proceeds received in the settlement of a lawsuit, which are included in other income. In 2003, legal included fees related to contractual negotiations as well as private placements. Also in 2003, travel reflected the costs of the Company's effort to raise the profile of the Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. The decrease in wages and salaries resulted from a reduction in staffing levels.

Adversely impacting the current period is the shut down of the liquids plant described above partially offset by a reduction in the related depletion expense. The increase in other professional expense reflects, in part, the retention of Petrie Parkman & Co., an investment-banking firm also described above as well as the costs of engineering design work related to the project.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. After strengthening for several prior quarters, the Canadian dollar weakened in the first two quarters of 2004 and then rebounded in the third quarter.

The level of activity continues to be consistent with the Company having established the size and value of the Project. The Company has sufficient resources to continue the development of the project and will utilize consultants, as required.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is fully developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $1,959,247 in the first nine months of 2004 compared to $712,602 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the increase in expenditures in the current period.

Results of Operations
Quarter Ended September 30, 2004 and 2003

During the quarter ended September 30, 2004, the Company incurred a net loss of $391,781 compared to a net loss of $1,611,006 during the same period in 2003.

Excluding the stock-based compensation expense of $1,282,226 in the prior quarter, the loss for the period was slightly higher in 2004.

The increase in other professional expense reflects the retention of Petrie Parkman & Co., an investment-banking firm also described above. Wages and salaries include an assessment for employee benefits and other deductions related to a prior period in the U.S. operations.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. After strengthening for several prior quarters, the Canadian dollar weakened in the first two quarters of 2004 and then rebounded in the third quarter.

Resource property expenditures were $281,669 in the quarter ended June 30, 2004 compared to $95,967 in the comparable period of 2003, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the increase in expenditures in the current period.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter primarily reflect the retroactive adoption of accounting policies described above, particularly "stock-based compensation".

	2004 Third	2004 Second	2004 First	2003 Fourth	2003 Third	2003 Second	2003 First	2002 Fourth
Revenues	$599	$100,351	$957	$893	$1,917	$45,642	$45,854	$78,549
Loss before discontinued items	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014	$352,040	$712,048
Loss per common share	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01	$0.02
Loss per fully diluted common share	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01	$0.02
Net loss	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014	$352,040	$712,048
Net loss per common share	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01	$0.02
Net loss per fully diluted common share	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01	$0.02

Additional information related to Ridgeway, including its Annual Information Form, is on SEDAR at www.sedar.com.

Outstanding Share Data
The following outstanding share data is as of November 2, 2004.

Share Capital

Authorized capital	
Preference Shares	25,000,000
Common Shares	100,000,000
Issued and outstanding	
Preference Shares	1,000
Common Shares	40,156,855

Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
105,500	$2.25	May 16, 2005
89,500	$2.25	June 17, 2005
403,332	$2.45	September 5, 2005
480,954	$2.00	July 23, 2006

Options Outstanding

Number of Options	Exercise Price	Expiry Date
100,000	$2.90	January 23, 2005
200,000	$2.95	May 23, 2005
75,000	$3.00	June 25, 2005
250,000	$3.30	February 9, 2006
1,745,000	$2.45	August 11, 2006
1,645,000	$1.00	November 2, 2007

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, J. B. Petrie of Ridgeway Petroleum Corp., in my position of Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: November 18, 2004

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer